Exhibit 99.1

Akso Health Group Reports Unaudited Financial Results for First Half of Fiscal Year 2022

BEIJING, CHINA, December 15, 2021 – Akso Health Group (NASDAQ: AHG) (“Akso Health”, the “Company” or “we”), formerly known as Xiaobai Maimai Inc., a social e-commerce platform in China, today announced its unaudited condensed consolidated financial results for the six months ended September 30, 2021.

The Company amended the ratio of ADS and ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing three (3) ordinary shares, effective as of August 24, 2020. Fiscal year refers to the 12-month period ended March 31.

First Half of Fiscal Year 2022 Highlights

Number of Average Monthly Mobile Active Users1 for the six months ended September 30, 2021 was 8,750.

Number of Active Mobile Buyers2 was 244,520 as of September 30, 2021.

Total net revenues in the six months ended September 30, 2021 were approximately US$0.2 million, representing a decrease of 81.8% from approximately US$1.4 million for the six months ended September 30, 2020.

Ms. Yilin Wang, Chairwoman and Chief Executive Officer of Akso Health, commented, “During the first half of our fiscal year 2022, our social e-commerce business continued to operate normally. We recently announced our new business initiative which will serve the cancer therapy and radiation oncology market in the U.S. We plan to open 2 vaccine research centers for AIDS and Covid-19 and 100 radiation oncology centers on the east coast of the U.S. catering to cancer patients at varying stages of treatment. This will include specialized radiation therapy centers for radiotherapy (RT), personalized consultation, conventional treatment planning, and other related services for a wide variety of cancer therapy treatments. On October 22, 2021, we announced the appointment of Dr. Yingxian Liu as the medical consultant to the Company. Dr. Liu has extensive experience, and is highly respected in the pathology field. We believe Dr. Liu's insights and guidance will support our mission in assembling the necessary team and infrastructure to build a best-in-class practice that's scalable and delivers safe and high-quality cancer treatments for our patients.”

1 “Monthly Active Users” refer to the number of user accounts that visited our platform during a given month.

2 “Active Buyers”, refer to the number of (i) users that have placed at least one order on our platform, and (ii) users that have been referred by us to third-party e-commerce platforms, and placed at least one order on such platform since our inception date of May 2020.

First Half of Fiscal Year 2022 Unaudited Financial Results

Total net revenues were approximately US$0.2 million, representing a decrease of 81.8% from approximately US$1.4 million in the same period of fiscal year 2021. The decrease was mainly due to the decrease of interest income from our micro-lending business.

Revenue from online marketplace services was approximately US$0.1 million, compared with US$0.3 million in the same period of last fiscal year. Such revenues were generated from our social e-commerce platform, serving the domestic Chinese market. The decrease was mainly due to the decrease in active mobile buyers as a result of the increasing competition in social e-ecommerce industry.

Interest income was approximately US$0.2 million, representing a decrease of 82.3% from US$1.1 million in the same period of last fiscal year. The decrease of interest income was mainly due to the decrease of the outstanding balance of loans from the microlending business. The Company has ceased to issue new loans since May 2019 and exited the microlending business in October 2019.

Operating costs and expenses were approximately US$8.7 million, representing a decrease of 51.6% from approximately US$17.9 million in the same period of fiscal year 2021. The decrease was mainly due to a decrease in provision for uncollectable loans receivable.

Service and development expenses were approximately US$0.2 million, representing a decrease of 19.3% from approximately US$0.3 million in the same period of last fiscal year. The decrease was mainly due to a decrease in payroll expenses.

Sales and marketing expenses were approximately US$0.2 million, representing a decrease of 72.0% from approximately US$0.6 million in the same period of last fiscal year. The decrease was mainly due to a decrease in payroll expenses and professional service fees.

General and administrative expenses were approximately US$2.3 million, representing a decrease of 24.6% from approximately US$3.0 million in the same period of last fiscal year. The decrease was mainly due to a decrease in professional service fees, rent and administrative payroll expenses.

Provision for uncollectable loans receivable was approximately US$5.0 million, compared with approximately US$12.9 million in the same period of last fiscal year. The Company has provided an additional allowance for uncollectable loans for its micro-lending business based on recent collection history and in light of the continuing impact from COVID-19.

Finance costs were approximately US$0.6 million, representing a decrease of 48.2% from approximately US$1.2 million in the same period of last fiscal year. The decrease was mainly due to the repayment of the principal amount of the Majik Fund SPC loan of $10 million.

Share-based compensation was approximately US$0.4 million, representing an increase of 606% from approximately US$0.1 million in the same period of last fiscal year. The increase was primarily due to the amortization of restricted stock.

Total other expenses were approximately US$0.4 million, compared with approximately US$0.8 million in the same period of fiscal year 2021. The changes mainly resulted from foreign transaction losses.

Loss from continuing operations was approximately US$8.9 million, compared with approximately US$17.5 million from the same period of fiscal year 2021.

Loss from discontinued operation was nil, compared with approximately US$6.1 million from the same period of fiscal year 2021.

Net loss was approximately US$8.9 million for the six months ended September 30, 2021, compared to net loss of US$23.6 million for the six months ended September 30, 2020.

Basic and diluted net loss per share attributable to ordinary shareholders was US$0.18, compared with US$0.48 in the same period of fiscal year 2021.

Cash and Cash Flow

As of September 30, 2021, the Company had cash and cash equivalents of approximately US$15.4 million. Net cash provided by continuing operating activities was US$0.8 million for the six months ended September 30, 2021, compared to net cash provided by continuing operating activities of US$14.7 million in the same period of last fiscal year. The decrease in continuing operating activities cash flow was mainly due to the decrease of outstanding balance of other receivable. Net cash used in investing activities was US$10.1 million for the six months ended September 30, 2021, compared to US$0.2 million in the same period of last fiscal year. The increase was mainly due to the advance payment for equipment for our newly launched Radiation Oncology Therapy Services business. Net cash provided by financing activities was US$9.3 million for the six months ended September 30, 2021, compared to nil for same period of last fiscal year. The increase was mainly due to a total of US$10.0 million received from our private placement completed in September 2021 and a total of US$2.0 million of loans from our controlling shareholder offset by repayments of US$2.7 million to our related parties.

Exchange Rate Information

Our business is conducted in China, and our financial records are maintained in RMB, our functional currency. However, we used the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The financial information was prepared in RMB and then translated into U.S. dollars at period-end exchange rates in the H.10 statistical release of the Federal Reserve Board as to assets and liabilities, and average exchange rates as to revenue and expenses. Capital accounts were translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments were included as a component of accumulated other comprehensive income (loss) in shareholders' equity. We make no representation that any RMB or US. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

Recent Developments

On August 9, 2021, we entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 6,340,000 units, each unit consisting of three ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares with an initial exercise price of US$3.00, at a price of US$1.58 per Unit, for an aggregate purchase price of approximately US$10.02 million (the “Offering”). On September 17, 2021, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$10.0 million from such Offering will be used by the Company for working capital and general corporate purposes.

On September 24, 2021, the Board of Directors approved our new business plan to enter the radiation oncology services market in the U.S. We have also established We Health Limited, a subsidiary based in New York, to tap into the cancer therapy and radiation oncology business in the U.S. On September 26, 2021, we signed a product purchase agreement with a third-party supplier to purchase equipment for the new cancer therapy and radiation oncology business. The total price of the equipment is approximately US$12.7 million. Considering the effect of COVID-19 and global chip shortage, all the equipment is expected to be received at the latest by March 31, 2022. At present, we have prepaid 80% of the purchase price, and the balance will be paid after the equipment is received and installed.

On October 22, 2021, we announced the appointment of Dr. Yingxian Liu as the medical consultant to the Company. Dr. Liu will work closely with management to develop the Company's cancer therapy and radiation oncology business that will be operated by the Company's wholly-owned subsidiary, We Health Limited. Dr. Liu received his medical degree from Sun Yat-sen University of Medical Sciences in Guangzhou, China. He completed his pathology residency at North Shore University Hospital in Manhasset, New York. Dr. Liu completed his hematopathology fellowship at Albert Einstein College of Medicine at Montefiore Medical Center in the Bronx, New York and his surgical pathology residency at Mount Sinai Hospital in Manhattan, New York. Dr. Liu is board certified in anatomical pathology and serves on the executive board of the Association of Chinese American Physicians.

On December 3, 2021, the Company’s shareholders approved the name change to Akso Health Group at the Company’s annual general meeting held at Futian Shangri-La, Shenzhen Hotel, located at 4088 Yi Tian Road, Futian District, Shenzhen 518408, the People’s Republic of China.

About Akso Health Group

Akso Health Group Inc. (NASDAQ: AHG) (“Akso Health” or the “Company”), the Company recently changed its name from Xiaobai Maimai Inc. to the present name, operates a social e-commerce platform in China that collaborates with other domestic e-commerce platforms and offers users a wide selection of high-quality and affordable products. In addition, the Company plans to develop a new business as a cancer therapy and radiotherapy oncology service provider with operations in the U.S. The Company plans to open 2 vaccine research centers and 100 radiation oncology centers to be located on the east coast serving cancer patients in need of varying stages of treatment, including specialized radiation therapy centers for radiotherapy (RT), personalized consultation, conventional treatment planning, and other cancer related treatment services.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals, strategies and expansion plans; its future business development, financial condition and results of operations; its ability to attract and retain new users and to increase revenues generated from repeat users; its expectations regarding demand for and market acceptance of its products and services; its relationships and cooperation with e-commerce platforms and services marketplaces; trends and competition in China’s e-commerce market; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s corporate structure and the e-commerce industry; and general economic conditions in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.xiaobaimaimai.com

For investor inquiries, please contact:

The Company

Investor Relations

Ms. Zenabo Ma

Email: ir@xiaobaimaimai.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10- 5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@Christensenir.com

AKSO HEALTH GROUP AND SUBSIDIARIES
(Formerly known as Xiaobai Maimai Inc. and Subsidiaries)

CONDENSED CONSOLIDATED BALANCE SHEETS

(in U.S. dollars)

	September 30,	March 31,
	2021	2021
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	15,456,825	15,128,719
Accounts receivable, net	17,764	28,362
Loans receivable, net - current	488,872	5,488,045
Prepayments and other assets	292,010	604,524
Other receivable - current	6,054,882	8,872,838
TOTAL CURRENT ASSETS	22,310,353	30,122,488

Prepayment for equipment	10,145,281	-
Property, equipment and software, net	68,813	66,887
Other receivable – non-current	-	1,496,121
TOTAL ASSETS	32,524,447	31,685,496

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	944,995	1,142,507
Taxes payable (receivable)	27,247	302,682
Amount due to related parties	2,000,000	2,968,782
Note payable - current	10,000,000	10,000,000
TOTAL CURRENT LIABILITIES	12,972,242	14,413,971
TOTAL LIABILITIES	12,972,242	14,413,971

SHAREHOLDERS’ EQUITY:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 69,763,933 and 50,016,457 shares issued, 68,598,050 and 48,818,340 shares outstanding as of September 30, 2021 and March 31, 2021, respectively)	6,976	5,002
Additional paid-in capital	71,021,898	60,615,048
Treasury stock (1,165,883 shares as of September 30, 2021 and March 31, 2021)	(3,988,370)	(3,988,370)
(Deficit)	(45,172,726)	(36,256,612)
Accumulated other comprehensive loss	(2,315,573)	(3,103,543)
TOTAL SHAREHOLDERS’ EQUITY	19,552,205	17,271,525
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	32,524,447	31,685,496

AKSO HEALTH GROUP AND SUBSIDIARIES
(Formerly known as Xiaobai Maimai Inc. and Subsidiaries)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in U.S. dollars)

	For the Six Months Ended September 30,
	2021	2020
REVENUES
Commissions from online marketplace, net	59,664	308,733
Interest income	186,888	1,058,302
Business and sales related taxes	(628)	(13,813)
NET REVENUES	245,924	1,353,222

OPERATING COSTS AND EXPENSES
Service and development	240,232	297,658
Sales and marketing	156,321	557,427
General and administrative	2,293,513	3,042,292
Provision for uncollectable loans receivable	5,034,061	12,879,801
Finance cost	600,000	1,158,942
Share-based compensation	391,625	55,468
Total operating costs and expenses	8,715,752	17,991,588
LOSS FROM CONTINUING OPERATIONS	(8,469,828)	(16,638,366)
OTHER INCOME (EXPENSE)
Other income	24,435	29,351
Other expense	(452,819)	(830,338)
Total other expense	(428,384)	(800,987)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(8,898,212)	(17,439,353)
PROVISION FOR INCOME TAXES	17,902	74,035
NET LOSS FROM CONTINUING OPERATIONS	(8,916,114)	(17,513,388)
LOSS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	-	(6,074,243)
NET LOSS	(8,916,114)	(23,587,631)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustments	787,969	2,483,323

COMPREHENSIVE (LOSS)	(8,128,145)	(21,104,308)
LOSS PER SHARE
Weighted average shares - basic and diluted	50,675,357	48,909,532

Net loss per share – basic and diluted
Continuing operations	(0.18)	(0.36)
Discontinued operations	-	(0.12)
Total	(0.18)	(0.48)